SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated March 19, 2003, regarding filing by PacifiCorp of general rate request in Oregon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	March 19, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

SCOTTISHPOWER’S SUBSIDIARY PACIFICORP FILES GENERAL RATE CASE REQUEST IN OREGON

In line with its planned US regulatory strategy, ScottishPower announces that on 18 March 2003 that its PacifiCorp subsidiary filed a general rate case (GRC) request with the Oregon Public Utility Commission for approximately $58 million related to increased general costs, which include insurance, employee and retiree costs and other expenses.

A decision on the new GRC request is expected in approximately 10 months, consistent with typical rate case timescales in Oregon.

Further information:

Andrew Jamieson Head of Investor Relations	+44 (0)141 636 4527
Colin McSeveny Group Media Relations Manager	+44 (0)141 636 4515